Exhibit 99.13

NICE’s AI-Powered Digital Evidence Management Solution Selected by
Augusta, Georgia DA’s Office to Deliver Timelier Justice

NICE Justice will automate processes around intaking and managing digital evidence so prosecutors can move cases through the criminal justice system faster

Hoboken, N.J., August 28, 2024 – NICE (Nasdaq: NICE) today announced that the District Attorney’s Office for the Augusta (Georgia) Judicial Circuit will be deploying NICE Justice digital evidence management, one of the AI-powered solutions in NICE’s Evidencentral platform, to deliver timelier justice for victims of crime. Through its deployment of NICE Justice, the DA’s Office aims to reduce delays associated with evidence intake and handling, and move cases through the criminal justice system faster. The Augusta DA’s Office is the fifth prosecutor’s office in the state of Georgia to deploy the NICE Justice digital transformation platform.

The cloud-based NICE Justice solution digitally transforms how district attorneys and office staff receive, interact with, manage and share digital evidence. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice also features built-in AI and automation capabilities for object detection, automated case building, video and audio transcription and translation, optical character recognition (OCR), analytics and finding evidence connections.

District Attorney Jared Williams said, “Slow justice is no justice. Our mission is to deliver true, fair and efficient justice for victims of crime. Our investment in NICE Justice will automate processes around intaking and managing digital evidence, so our office can focus on prosecuting serious felonies and protecting victims.”

Chris Wooten, Executive Vice President, NICE, said, “Digital evidence is growing at an exponential rate and managing that evidence is key to prosecuting crimes effectively. With NICE Justice, prosecutors and office staff can offer the highest level of support to victims in the community by allocating their time and talents to building, preparing and prosecuting cases, instead of performing the rote work involved in managing digital evidence.”

The District Attorney’s Office for the Augusta Judicial Circuit represents the people of the State of Georgia in all felony matters occurring in Burke and Richmond Counties. Sixty staffers handle about 5,000 cases at any given time, including 2,500 felony cases annually. Leveraging NICE Justice, the DA’s Office expects to shave a projected nine to twelve months from the average case’s lifespan.

The Augusta DA’s Office will streamline the evidence intake process by providing a portal (through NICE Justice) where all law enforcement agencies can upload their digital evidence. This will eliminate the resource and time-intensive tasks of tracking down evidence, and manually downloading, copying and uploading it from and onto CDs and disks. The Office receives digital evidence from the Richmond County Sheriff's Office, the Burke County Sheriff's Office and the Georgia Bureau of Investigation, along with eight other law enforcement agencies in its jurisdiction. With NICE Justice, uploaded evidence will be automatically matched to the correct digital case folders and attorneys will be notified when new evidence is received.

NICE Justice also features other built-in capabilities to further reduce delays and improve prosecutor productivity. These include the ability to automatically transcode and redact video, sequence evidence on timelines, transcribe audio and video, and share evidence with defense attorneys through a fully digital process.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfor@NICE.com for more information.

About the Augusta (Georgia) District Attorney’s Office
Led by District Attorney Jared Williams, the Augusta (Georgia) District Attorney’s Office for the Augusta Judicial Circuit represents the people of the State of Georgia in all felony matters occurring in Burke and Richmond Counties. The DA’s Office employs a team of lawyers known as Assistant District Attorneys, Legal Assistants, Victim Advocates, and sworn law enforcement officers known as DA Investigators. The Office’s mission is to protect the community, treat people fairly, and deliver true justice for victims of crime. More info at https://www.augustaga.gov/2979/Our-District-Attorney.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.